Exhibit 99.1

Aurinia to Present at Bloom Burton & Co. Healthcare Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--April 26, 2017--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH)(TSX:AUP) today announced that its Chief Executive Officer, Richard M. Glickman, will present at the Bloom Burton & Co. Healthcare Conference in Toronto, Ontario on May 2, 2017 at 11:30am ET. A webcast will be available and can be accessed via the investor section of the Aurinia website, www.auriniapharma.com. A replay will also be archived on the site following the event.

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

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CONTACT:
Aurinia Pharmaceuticals Inc.
Investor & Media Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com